Exhibit 21.1

SUBSIDIARIES OF KINSALE CAPITAL GROUP, INC.

Subsidiary	Jurisdiction of Incorporation or Formation
Kinsale Insurance Company	Arkansas
Kinsale Management, Inc.	Delaware
Aspera Insurance Services, Inc.	Virginia
Kinsale Real Estate, Inc.	Delaware
2001 Maywill, LLC	Delaware